KOPJAGGERS, INC.
5920 North Florida Ave.  Hernando Fl. 34442
352.489.6912

September 17, 2014

Via Edgar

Re:	Kopjaggers, Inc. Current Report on Form 8-K Filed June 20, 2014 Preliminary Information Statement on Form 14C Filed July 25, 2014 File No. 000-54307

To Whom it May Concern:

Please be advised that we are writing today to confirm the telephone conversation between William Eilers, counsel for Kopjaggers, Inc. and Michael Kennedy, counsel for the Commission whereby the Company has been granted a 10 day extension, expiring on Friday, September 19, 2014.

Thank you kindly for your time and efforts.

Yours truly,

/s/ Charles Teelon
Charles Teelon
Chief Executive Officer